Hanryu Holdings, Inc.
160, Yeouiseo-ro
Yeongdeungpo-gu, Seoul
Republic of Korea 07231

December 6, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.W.
Mail Stop 6010/3561
Washington, DC 20549

Attention:	Melissa Kindelan, Senior Staff Accountant Kathleen Collins, Accounting Branch Chief Larry Spirgel, Office Chief Edwin Kim, Staff Attorney

RE:	Hanryu Holdings, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted October 28, 2022
CIK No. 001911545

Dear Mr. Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated November 23, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 4 to Draft Registration Statement on Form S-1 (the “Registration Statement”)

General

1.	We note your response to prior comments 2 and 3 regarding your user base and market opportunity. Please incorporate your response to prior comment 3 regarding your decision not to enter the Chinese market due to regulatory concerns in your prospectus summary. You should also include a risk factor that China represents a large market opportunity, but since you will not offer your products and services to Chinese users, it will limit your market opportunity and ability to grow your business. Further, please clarify if the nearly 10% of your users that fall within the “Other” category consists of users in Hong Kong.

Clarify whether you consider Hong Kong the same as the Chinese market. If your FANTOO app. is available to Hong Kong users, please add disclosure to address any material regulatory concerns such as the Chinese government’s increased restrictions as to data privacy and censorship.

RESPONSE:

In response to the Staff’s comment, the Company has included disclosure in the prospectus summary and other relevant sections of the Registration Statement the various reasons why we have decided to not enter the China (including Hong Kong and Macau) market, and the Company has revised its disclosure on page 25 of the Registration Statement to include the requested risk factor with respect to such decision limiting the Company’s market opportunity and ability to grow its business.

Insofar as it relates to the Registration Statement, the Company considers Hong Kong as part of the Chinese market. For the avoidance of doubt, the Company does not have customers in, does not otherwise provide products or services in, and restricts user access to individuals in the People’s Republic of China, Hong Kong, and Macau. The Company has added clarifying disclosures in the prospectus summary on page 6, as well as corresponding disclosures on pages 85, and 89 of the Registration Statement.

Division of Corporation Finance

December 6, 2022

Prospectus Summary

FANTOO Offerings, page 4

2.	Revise to disclose here and on page 46 that no KDG have been issued to date, consistent with what you state in response to prior comment 4.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure in the prospectus summary on page 5 and on page 58 of the Registration Statement to clarify that, because there has been no advertising revenue generated from the FANTOO platform, no KDG has been issued to date.

KDG and Divestiture of Kingdom Coin (“KDC”), page 4

3.	We note your response to prior comment 4 regarding your divestiture of Kingdom Coin to the KDC Foundation.

●	Please provide us a copy of the executed Business Transfer Agreement, which includes the signatories.

RESPONSE:

In response to the Staff’s comment, the Company has submitted the executed Business Transfer Agreement, which includes the signatories, as Exhibit 10.17 to the Registration Statement.

●	Clarify on page 4 that KDC Foundation may issue or mine additional KDC beyond the nearly 300 billion KDC it already possesses or possessed.

RESPONSE:

In response to the Staff’s comment, the Company has updated its disclosure on Page 5 of the Registration Statement to clarify that the KDC Foundation may issue or mine additional KDC beyond the nearly 300 billion KDC it already possesses or possessed. For the avoidance of doubt, the updated disclosure clarifies that any such mining or issuance is entirely at the KDC Foundation’s discretion and the Company has no control over any such issuances or mining.

●	Clarify whether your revenue sharing agreement with the KDC Foundation includes any post-transfer newly created KDC.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that its revenue sharing agreement with the KDC Foundation does not include any post-transfer newly created KDC and the Company has added disclosures throughout the Registration Statement to make this clear.

●	Provide more details of the operation and management of the KDC Foundation and its management company, Plus Meta PTE Ltd. Identify any control persons.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that KDC Foundation has represented itself to us as a blockchain technology-focused Cayman Islands Foundation Company. KDC Foundation is managed by its supervisor and director, Plus Meta PTE Ltd., a Singapore Private Limited Company. Per KDC Foundation, its Secretary is Quality Corporate Services Ltd., and its sole Director and Supervisor is Plus Meta PTE Ltd. KDC Foundation has no stockholders, no members, and no beneficiaries, as permitted by the Cayman Islands Foundation Company structure. For the avoidance of doubt, none of the aforementioned entities are affiliates of, or are in any way related to, any officer, director or shareholder of the Company. The Company has attached Plus Meta PTE Ltd.’s BizFile to this response letter as Exhibit A. For further avoidance of doubt, the control person of Plus Meta PTE Ltd. is not an affiliate, and is not in any way related to, any officer, director, or shareholder of the Company.

●	Clarify whether the KDC Foundation will coordinate any of its activities with you or your operation of FANTOO, or if KDC will be marketed to FANTOO users.

Division of Corporation Finance

December 6, 2022

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that the KDC Foundation does not, has not, and will not coordinate any of its activities with the Company or the Company’s operation of FANTOO. Further, KDC will not be marketed to FANTOO users. The Company has added disclosures throughout the Registration Statement clarifying as such.

●	Clarify that the market price of KDC ($0.00017) is significantly lower than the valuation used to extinguish your debt, and that you may not generate any cash from the revenue sharing agreement with the KDC Foundation.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that the current market price of KDC ($0.00017) is significantly lower than the valuation of KDC used to extinguish the Company’s debt. If the revenue threshold provided for in the revenue sharing agreement is not met in accordance with the terms of such agreement, KDC Foundation will not be required to make any payments to the Company, resulting in no cash generated from the revenue sharing agreement. The Company has revised the Registration Statement to make this clear.

4.	We also note the disclosure on page 65 that in connection with the transfer of assets to the KDC Foundation, the company may be entitled to future contingent payments depending on the sales generated from the transferred assets.

●	Please advise us as to any agreements, relationships or other involvement of the company and/or its officers, directors and shareholders with or in the KDC Foundation.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that, other than the sale of KDC, FandomChain, and FANTOO Wallet pursuant to the Business Transfer Agreement, no other agreements, relationships, or other involvements exist between the Company and/or its officers, directors, and shareholders, on the one hand, and KDC Foundation and/or its officers, directors, shareholders, managers, supervisors or control persons, on the other hand.

●	Given the interest of the company in future sales generated by the transferred assets, please advise us as to the promotional or other efforts that the company and/or its officers, directors and shareholders may employ with respect to the transferred assets.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that the Company and/or its officers, directors, and shareholders will not be involved in or employ any promotional or other efforts with respect to the transferred assets, and that it is under no obligation pursuant to any agreement to do so.

5.	If the company no longer controls the FANTOO Wallet, tell us how users of the FANTOO platform will be issued KDG.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that KDG is an in-app rewards point that is issued and maintained solely within the FANTOO app using ledgers built and maintained therein. KDG (which has been renamed “FP” or “FANTOO Point” in order to clearly differentiate the Company’s brand from KDC Foundation and its “Kingdom” branding to avoid confusion and to avoid any false appearance that the entities are affiliates or otherwise related to each other) is not a blockchain-based token or cryptocurrency that requires a separate wallet application for issuance, storage, or usage. FP will only be awarded on our app as prizes or as a medium of exchange for user-to-user sales. We use MySQL to build and manage the relational database for FP.

Division of Corporation Finance

December 6, 2022

6.	Tell us if the KDC Foundation is able to obtain KDG on more favorable terms than other users of the FANTOO Platform.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that KDC Foundation is not able to obtain FP (f/k/a KDG) on more favorable terms than users of the FANTOO Platform. Indeed, FP exists solely as an in-app rewards point for use within the FANTOO app. For the avoidance of doubt, the Company advises the Staff that no one can obtain or store FP outside of the FANTOO app, and FP has no intrinsic value outside of the FANTOO app.

7.	Tell us what the company’s expectations are regarding payments under the Agreement to be received from KDC Foundation through December 31, 2024. Clarify if KDC will be a significant source of revenues compared to the company’s other businesses.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that, due to current cryptocurrency-related market conditions, the Company does not expect to receive any payments from KDC Foundation through December 31, 2024 in accordance with the terms of the revenue sharing agreement. Further, the Company advises the Staff that the Company’s primary focus is on growing its FANTOO social media business, from which it expects to receive the majority of its revenues. The Company expects to also receive revenues from its Enterprise Resource Planning and FANTOO Entertainment businesses by the end of the year ended December 31, 2024. However, as discussed in the Registration Statement, the launch and subsequent success of such businesses cannot be guaranteed by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Metrics, page 47

8.	Your revised disclosures for the ARPU measure indicate that it represents total revenue divided by the average number of customer relationships. Further you state that this helps you understand the rate at which you are monetizing your active user base. Please explain, and revise as necessary to clarify, what is meant by “customer relationships” and “active user base” and how they relate to MAUs or User Base. Also, explain further how you calculate the average number of customer relationships for purposes of your calculation and specifically address your reference to dividing by the number of months in the period.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that “customer relationships” is synonymous with MAUs, as that term is defined in the Registration Statement. Further, the Company advises the Staff that the term “active user base” was misused due to a simple translation error, and should have read “User Base”. The Company has updated the disclosures on page 59 of the Registration Statement in order to clarify this point.

The Company further advises the Staff that the average number of customer relationships, for purposes of our calculation, is the sum of MAUs for the first month of a given quarter and the MAUs for the last month of the same quarter divided by two. The reference to dividing by the number of months in the period has been removed. The Company has updated the relevant disclosure on page 59 of the Registration Statement to clarify this point.

Division of Corporation Finance

December 6, 2022

9.	Please tell us why the number of Users and MAU for May 2022 changed from your prior amendment or revise as necessary. To the extent the amounts disclosed in the current filing are correct, revise to explain the reason for the increase in Users and MAU from April 2022 to May 2022 with a subsequent decrease in June 2022.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that a data entry error resulted in the incorrect figures being entered for May 2022. The Company has revised the disclosure on page 59 of the Registration Statement to reflect the correct figures.

The FANTOO Ecosystem, page 64

10.	We note your disclosure in response to prior comments 11 and 12 regarding KDG. Please clarify here that KDG may not be purchased or redeemed for cash by your users, and only awarded as prizes or as a medium of exchange for your user-to-user sales.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff and has made corresponding revisions to the Registration Statement to make it clear that FP (f/k/a KDG) exists solely within the FANTOO app as an in-app reward that cannot be purchased or redeemed for cash, and is awarded to FANTOO app users to be used as a medium of exchange between users within the FANTOO app.

11.	With respect to the KDC divestiture to the KDC Foundation, we note that KDC and KDG both still carry the “Kingdom” branding and the KDC Foundation will own the FANTOO Wallet. Please clarify whether you intend to seek changes to KDG or the FANTOO Wallet branding to avoid confusion relating to your involvement with KDC and the FANTOO Wallet.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that KDC Foundation officially (and independently) renamed FANTOO Wallet to Kingdom Wallet, and, as of November 25, 2022, KDG was officially renamed to FP, short for FANTOO Point. The Company has revised the Registration Statement to reflect the aforementioned changes, including references to the former names within the definitions of each respective term within the Registration Statement.

12.	Please provide more details of how KDG will be stored in your internal reserve and how you will ensure that the KDG will be accurately recorded and protected for your FANTOO users. To the extent you believe there are material risks related to storage and/or recordkeeping of the KDG, please clarify.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that FP (f/k/a KDG) are stored and managed through a database that is separate and apart from other databases used to store and manage other FANTOO app data. The separate FP database is operated to ensure maximum data confidentiality by minimizing access to the database and limiting the number of individuals who are able to access such database. Further, the Company advises the Staff that the Company plans to adopt and maintain a policy whereby it will monitor the access logs of the authorized persons when abnormal logs are detected. With respect to information security, access to the database is limited to authorized personnel, and the backup function of the Oracle Cloud Service used to store data can be restored within a few hours in the event of a disaster recovery event such as a server failure.

The Company has revised existing risk factors on pages 35 and 36 of the Registration Statement to clarify that FP stored in the separate FP database is subject to the same risks as other Company data.

Division of Corporation Finance

December 6, 2022

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-41

13.	We note your response and revised disclosures to prior comment 21. Please describe to us the “high volume” of products shipped. Also, you state that merchandise sales are fulfilled with inventory sourced from your own inventory, however, you do not have any inventory on your balance sheet for any period presented. Please explain. In addition, describe the contractual terms of the agreements with your partners that give the company the ability to control the promised goods or services and include in your response a signed copy of a sample agreement that supports your conclusion.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that use of the term “high volume” was meant to be illustrative, and the Company had not yet experienced such “high volume” in sales. The Company has revised the disclosure on pages F-12 and F-49 of the Registration Statement to clarify as such.

The Company further advises the Staff that the Company currently does not have any inventory as of the balance sheet date. However, from time to time, the Company may hold products in inventory for a short amount of time before shipping such inventory and recognizing revenue. The Company has revised the disclosure on pages F-12 and F-49 of the Registration Statement to clarify as such.

The Company further advises the Staff that the Company, from time to time, enters into agreements with partner organizations that include terms such as price, quantity, delivery condition, payment terms, and other similar terms. In entering into such agreements, the Company’s sales forecasts are instructive in determining terms, and the Company often makes partial orders based on actual orders received from customers to minimize inventory. The Company has attached a sample agreement to this response letter as Exhibit B.

Earnings (Loss) per share, page F-44

14.	We note your revised disclosure in response to prior comment 22. Please further revise to exclude the noncontrolling interest’s share of net loss in the earnings (loss) per share calculation for each period presented. We refer to ASC 260-10-45-11A.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosures on pages F-14 and F-51 of the Registration Statement.

Note 3 - Acquisitions, page F-45

15.	We note your response to prior comment 24. Please file a Merger Agreement, which lists the correct shareholders and corporate registration numbers in Article 3, consistent with the information provided in your response and disclosures.

RESPONSE:

In response to the Staff’s comment, the Company has submitted the Merger Agreement as Exhibit 2.1 to the Registration Statement including the requested information.

Division of Corporation Finance

December 6, 2022

16.	You state in your response to prior comment 24 that on or around March 11, 2021 you obtained the right to the name “Hanryu Times.” Please tell us from whom you obtained such right and the consideration paid. Also, provide us with a copy of the executed agreement. You also state that Sports, the company, and the company’s subsidiaries do not share any officers, directors, or principal owners and you disclose that there are no familial relationships with members of management of Sport and the company. Please tell us whether any related party interests, beyond familial relationships, exist between any of these entities officers, directors or principal owners and if so, explain further such relationships.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company was attempting to convey to the Staff that the Company was able to incorporate its subsidiary with the Korean government using the name “Hanryu Times” on March 11, 2021. The Company did not purchase the naming rights from any party and therefore there is no such agreement.

The Company further advises the Staff that neither Sports Seoul Co., Ltd nor its subsidiaries share any officers, directors, or principal owners with the Company, and there are no familial relationships among members of management of Sports Seoul Co., Ltd. (including its subsidiaries) and the Company. Further, no related party interests, beyond familial relationships, exist between any of these entities’ officers, directors or principal owners.

17.	We note your response to prior comment 25 where you state that March 31, 2021 is the date you obtained control of RnDeep. Please further clarify in your disclosures whether this is the date when the consideration was transferred and you acquired the assets and assumed the liabilities of RnDeep. Refer to 805-10-25-7.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that, with respect to the RnDeep acquisition, the Company legally transferred consideration to, acquired assets and assumed liabilities of, RnDeep on March 31, 2021, which was the closing date of that transaction. The Company has revised the disclosure on page F-16 of the Registration Statement to clarify as such.

18.	We refer to your response to comment 39 in your letter dated August 24, 2022. Regarding the income test you state that for the year ended December 31, 2020, RnDeep had no income from continuing operations and therefore the acquisition was below the 20% significance level. However, the income test described in Rule 1-02(w)(1)(iii)(A) of Regulation S-X, refers to using the absolute value of income or loss from continuing operations, and therefore it is not clear why “no income from continuing operations” results in a “below 20% significance level.” Please advise and include your calculations in the response.

RESPONSE:

Under Rule 1-02(w)(1)(iii)(A) of Regulation S-X, the income test includes a revenue component in order to reduce the instances in which a company with marginal or break-even income will have an acquisition deemed significant. The revenue component of the income test compares an acquiror’s share of the target’s consolidated total revenues compared to acquiror’s consolidated total revenues for the most recent full fiscal year. For the year ended December 31, the Company’s absolute loss from continuing operation was $9,627,519, and RnDeep’s absolute loss from continuing operation was $2,856,519, making the income test equal to 30%. As such, the RnDeep Acquisition surpasses the 20% threshold, but did not exceed the 40% threshold, thereby requiring only financial statements of RnDeep for at least the most recent fiscal year and the most recent interim period, as specified in Rule 3-01 and Rule 3-02 of Regulation S-X.

Division of Corporation Finance

December 6, 2022

Note 9 - Investments, page F-51

19.	You disclose that as of June 30, 2022 you sold the Midas Bonds in exchange for total cash consideration of $1,687,052. Please revise to disclose the specific date of the sale and tell us where this is reflected on the statement of cash flows on page F-5. Also, tell us the name of the third-party that purchased the bond and whether they have any relationship to the company or your officers or directors.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that on January 25, 2022, the Company sold the bonds issued by Midas AI Co., Ltd. to an unaffiliated and unrelated third party in exchange for total cash consideration of $1,576,168, which resulted in a decrease of the investment balance of $1,687,052 including the currency translation adjustment of $110,884 as of September 30, 2022. Among cash consideration of $1,576,168, the Company received $729,963 in cash and the remaining amount of $846,205 is recorded as non-trade receivables due by December 30, 2022. The amount of cash received, $729,963 is reflected in investing cash activities titled as “sales of investments” on the statement of cash flows on page F-5.

The name of third-party who purchased the bonds is Yong deok Kim, an unaffiliated and otherwise unrelated individual to the Company and its subsidiaries. Yong deok Kim has no relation to the Company, its subsidiaries, or to any of its officers, directors, or shareholders (including, without limitation, familial relationships). The Company has revised the Registration Statement to disclose the date of the sale in response to the Staff’s comment.

20.	You disclose in footnote (2) that the amount for “Seoul Marina (Debt, Right Management)” represents the Lien held by the company for the right to manage and occupy the Seoul Marina. However, you state in the response to prior comment 30 that it is the right to receive debt in the amount of approximately $6 million from SMC. Tell us and revise to clarify whether you are accounting for this asset as a right to the payment of debt or as a lien on property. If it is a right to payment of debt, further explain how you account for this investment. In this regard, we note your reference to ASC 325, which has been superseded by ASU 2016-01. Please tell us what existing guidance you applied to account for this right to payment of debt and revise your disclosures accordingly. Alternatively, if this represents a lien on property, explain further why you believe this is in an investment and how your accounting is consistent with the guidance.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that the Company bought the right to receive approximately $6.0 million in payments from SMC. These rights create a lien on the property; however, due to the uncertainty of receiving any payments from SMC, the Company has valued this asset at fair market value (“FMV”) as a long-term investment under the guidelines of ASU 2016-01. The methodology used to determine the value was to calculate the present value of 10 years’ worth of free rent based on comparable rent values per sq. foot for similar facilities. The Company has revised the disclosures on pages F-23, F-24, F-60 and F-61 of the Registration Statement to clarify as such.

Division of Corporation Finance

December 6, 2022

Note 17 - Other, page F-58

21.	We note your revised disclosures regarding the KDC Agreement and the terms under which the KDC Foundation will pay consideration. Please revise to clarify whether you recorded any amount for this contingent consideration. In this regard, tell us whether the non-trade receivables relates to this transaction or explain what this receivable relates to. If you believe the fair value of contingent consideration in the KDC Agreement is zero, revise to indicate as such. Similar revisions should be made on page F-25.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosures on pages F-31 and F-69 to reflect the following:

●	The KDC agreement included contingent earn-out consideration, the fair value of which was estimated on June 22, 2022 as the present value of the expected future contingent receivables which the Company determined using a probability-weighted discounted cash flow model for probabilities of possible future receivables. The Company determined the fair value of contingent consideration as zero on June 22, 2022. Contingent consideration is re-measured to fair value at each reporting date until the contingency is resolved, with changes in fair value recognized in profit or loss in most circumstances. The Company recorded zero value of the contingent consideration on the accompanying condensed consolidated balance sheets as of September 30, 2022.

●	The non-trade receivables do not relate to this transaction. The non-trade receivables are mostly related with the sale transaction of bonds issued by Midas AI Co., Ltd. As of September 30, 2022, the Company sold the bonds issued by Midas AI Co., Ltd. to an unaffiliated and unrelated third party in exchange for total cash consideration of $1,576,168, which resulted in a decrease of the investment balance of $1,687,052 including the currency translation adjustment of $110,884 as of September 30, 2022. Among cash consideration of $1,576,168, the Company received $729,963 in cash and the remaining amount of $846,205 is recorded as non-trade receivables due by December 30, 2022.

Exhibits

22.	We note your response to prior comment 16 regarding the exclusive forum provision and how it is not intended to apply to claims under the Securities Act or Exchange Act. Please clarify whether your certificate of incorporation will be revised to address the carve-out for Securities Act and Exchange Act claims. If not, please revise your disclosure to clarify the risks and uncertainty as to whether Securities Act and Exchange Act claims would be subject to a carve-out of your exclusive forum provision.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that the Certificate of Incorporation will be amended and restated to address the carve-out for Securities Act and Exchange Act claims. The Company has submitted the form of the amended and restated Certificate of Incorporation as Exhibit 3.1 to the Registration Statement.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at 212/536-4085.

Very truly yours,

/s/ Chang-Hyuk Kang
Chang-Hyuk Kang, Chief Executive Officer

cc:	Matthew Ogurick, Esq. of K&L Gates LLP

Exhibit A

https://www.tis.bizfile.gov.sg/ngbtisinternet/faces/oracle/webcenter/portalapp/pages/TransactionMain.jspx?selectedETransId=dirSearch

Exhibit B

Mask pack supply contract

The supplier Woojin Healthcare Co., Ltd. (hereinafter referred to as “A”) and the supplier K-Commerce Co., Ltd. (hereinafter referred to as “B”) agree on the supply of goods between the contracting parties as follows and enter into a supply contract for goods.

Article 1 [Supply Details]

1.	Item: Phyto Gurler Mask Pack

2.	Quantity: 8,000 packs (5EA included)

3.	Unit selling price: 12,500 won (5EA included)

4.	Supply amount: KRW 100,000,000 (excluding VAT)

Article 2 [Contract Amount]

KRW 100 million per day (\100,000,000) (excluding VAT)

Article 3 [Deadline of Delivery]

“A” can place an order by dividing the contract quantity, and “B” will deliver to the place requested by “A” within 10 days from the order date

Article 4 [Conditions of Delivery]

The place of delivery of the goods is the place designated by “A”, and all freight and other expenses to that place are borne by “B”.

Article 5 [Delay Compensation]

If all or part of the goods cannot be delivered within the delivery date, “A” must apply in writing for approval of delay in delivery in advance, and at this time, a delay compensation of 1/1000 of the contract amount will be paid for each day of delay. to be deducted from the cost of goods.

(However, if “B” acknowledges that it is due to natural disasters or other force majeure, compensation for delay may be waived.)

Article 6 [Inspection]

Inspection of goods shall be carried out by an inspector designated by “A” at a place designated by “A”.

Article 7 [Payment method]

1.	“A” agrees to pay “B” in cash within 10 days after delivery is completed.

Article 8 [Safety Responsibility for Goods]

“B” is responsible for the safety of the goods until the goods are delivered, and after the inspection is completed after the goods are delivered, it is the responsibility of “A”.

Article 9 [Cancellation of contract]

1.	When the content of delivery of goods is different from the contracted goods

2.	When “B” has passed more than 10 days from the delivery date requested by “A”

3.	When “A” or “B” violates this Agreement due to reasons attributable to

Article 10 [Others]

1.	The resolution of disputes under this Agreement shall be in the competent court of the location of “A”’s head office.

2.	In case of any objection between “A” and “B” in this Agreement, it shall be resolved in accordance with general commercial practices.

Each party prepares two copies of this contract, proving that this contract has been validly established as above, and after each signature (or name) and seal, “A” and “B” keep one copy each.

Contract date: December 1, 2021

(the former)	Mutual : Company Name :	WOOJIN HEALTHCARE CO.LTD
	Company Registration Number :	468-88-00825
	Address :	#407, 12 8-gil Dosandae-ro, Gannam-gu, Seoul, Republic of Korea
	Representative :	Seoung yup Jeong

(second)	Mutual : Company Name :	K-COMMERCE CO.,LTD
	Company Registration Number :	836-87-01961
	Address :	160, Yeouiseo-ro, Yeongdeungpo-gu, Seoul, Republic of Korea
	Representative :	Dong hoon Park